Exhibit 99.6

CERTIFICATE OF QUALIFIED PERSON

I, Rodrigo Simidu, P.Eng. do hereby certify that:

I am the Principal Mining Engineer of Gold Resource Corporation (“GRC”), with its head office located at:

7900 East Union Ave, Suite 320

Denver, CO 80237

This certificate applies to the technical report titled “NI 43-101 Technical Report on the Don David Gold Mine, Oaxaca, Mexico” with an Effective Date of December 31, 2025 (the “Technical Report”) prepared for GRC regarding the Don David Gold Mine.

I graduated with a degree in Mining Engineering from University of Sao Paulo, Brazil, in 2008. I am a Professional Engineer (P. Eng.) registered with Engineers & Geoscientists British Columbia (EGBC). I have over 17 years of practical experience as a mining engineer in several mining methods for hard rock mines, with a strong background in mine planning. I am currently the principal mining Engineer for GRC, and my relevant experience includes operational, planning, corporate technical support, and consulting to operations in Canada, USA, Mexico, Australia, South Africa, and Ghana. Prior to joining GRC, I was a Manager, Mine Planning at Worley, a global engineering company.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

I visited the property multiple times in 2025, most recently from September 9 to 17, 2025. I am not independent of GRC as independence is described by Section 1.5 of NI 43–101.

I have read NI 43-101 and Form 43-101 F1 and the sections of the Technical Report I am responsible for (Sections 1, 2, 3, 5, 15, 16, 18, 19, 20, 21, 22, 24, 25, and 26), and such sections have been prepared in compliance with that instrument and form.

As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of March 2026.

Rodrigo Simidu,

P.Eng.